February 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re: Norbord Inc. Application for Withdrawal of Registration Statement on Form F-10, File No. 333-230459

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Norbord Inc., a corporation organized under the laws of Canada (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10 (File No. 333-230459), originally filed with the Securities and Exchange Commission on March 22, 2019, as amended on April 1, 2019, and declared effective on April 8, 2019, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Company requests that the Registration Statement be withdrawn in connection with the previously announced acquisition of the Company by West Fraser Timber Co. Ltd. pursuant to a plan of arrangement under the Canada Business Corporations Act. In connection therewith, the NYSE filed on the date hereof a Form 25 to delist the Company’s shares from the NYSE, and the Company intends to deregister its shares under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. Neither the Company nor any selling shareholders issued or sold any securities pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone Chris Bornhorst, Esq. of Torys LLP, counsel to the Company, at (212) 880-6047.

Yours truly,

NORBORD INC.

By:	/s/ Robin E. Lampard
	Name:	Robin E. Lampard
	Title:	Senior Vice President and Chief Financial Officer

Norbord Inc. 1 Toronto Street Suite 600 Toronto, Ontario Canada M5C 2W4	Tel 416 365-0705 Fax 416 365-3292 www.norbord.com